

New York Stock Exchange
11 Wall Street
New York, NY  10005

December 17, 2019


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the PIMCO RAFI ESG
U.S. ETF, $0.001 par value per share of PIMCO Equity Series under the Exchange Act
of 1934.


Sincerely,